November 3, 2021 Page 1

Via Edgar

November 3, 2021

Mr. Ruairi Regan Ms. Erin E. Martin Division of Corporation Finance Office of Real Estate and Construction U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Roth CH Acquisition III Co. Registration Statement on Form S-1

Filed August 26, 2021

Registration No. 333-259069

Dear Mr. Regan and Ms. Martin:

On behalf of our client, Roth CH Acquisition III Co., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 9, 2021 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

The Company has filed via EDGAR an Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the Comment Letter and certain updated information.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amendment.

Registration Statement of Form S-1

General

1.          We issued comments on your preliminary proxy statement on Schedule 14A on September 7, 2021. Please make conforming changes to your registration statement to reflect your response to those comments, to the extent applicable.

Response: The Company has made conforming changes in the Amendment to the extent applicable in response to the Staff’s comment.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Gordon Roth Roth CH Acquisition III Co.

Janeane Ferrari, Esq.
Loeb & Loeb LLP

Andrei Sirabionian, Esq.
Loeb & Loeb LLP

Mitchell Nussbaum, Esq.
Loeb & Loeb LLP

Tim Cruickshank, Esq.
Kirkland & Ellis LLP